UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TRUMP ENTERTAINMENT RESORTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3818402
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Boardwalk at Virginia Avenue Atlantic City, NJ	08401
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: NA

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

New Class 11 Class A Warrants

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the following securities of Trump Entertainment Resorts, Inc. (the “Company”), issued pursuant to the Second Amended Joint Plan of Reorganization (the “Plan”) of Trump Hotels and Casino Resorts, Inc. (predecessor-in-interest to the Company) and certain of its subsidiaries, dated as of March 30, 2005, as confirmed by order of the United States Bankruptcy Court (the “Bankruptcy Court”) for the District of New Jersey on April 5, 2005, as amended:

•	Common Stock, par value $0.001 per share (the “New Common Stock”), and

•	One-year warrants to purchase approximately 2,207,260 shares of New Common Stock, at an exercise price of $14.60 per share (the “Warrants”).

Trump Hotels & Casino Resorts, Inc. had registered its common stock, par value $0.01 per share (the “Old Common Stock”), under Section 12(b) of the Exchange Act, on a Form 8-A filed with the Securities and Exchange Commission on June 2, 1995, as amended. On September 27, 2004, the New York Stock Exchange delisted the Old Common Stock from trading pursuant to Section 12(d) of the Exchange Act and Rule 12d-2 thereunder.

The Company issued the New Common Stock and Warrants on May 20, 2005, the effective date of the Plan (the “Effective Date”). On the Effective Date, the Company implemented a 1,000-for-1 reverse stock split of Old Common Stock, such that each 1,000 shares of Old Common Stock immediately prior to the reverse stock split were consolidated into one share of New Common Stock. The aggregate fractional share interests of each holder of Old Common Stock were rounded up to the nearest whole number. Holders of Old Common Stock (other than Donald J. Trump) also received Warrants on a pro rata basis and other consideration set forth in the Plan. For a summary of the Plan, see the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on the date hereof. The New Common Stock currently trades on the NASDAQ OTC Bulletin Board under the symbol, “DJTE.PK”

Item 1.	Description of Registrant’s Securities to be Registered.

The following descriptions are qualified in their entirety by reference to the terms of each security as set forth in the Company’s Restated Certificate of Incorporation, dated as of May 20, 2005 (the “Certificate of Incorporation”), Amended and Restated By-laws, in effect as of the date hereof (the “By-laws”) and the New Class 11 Class A Warrants Agreement, dated as of May 20, 2005, by and between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent.

In this registration statement on Form 8-A, “we,” “us” and “our” refer to the Company.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of (i) 75,000,000 shares of New Common Stock, par value $0.001 per share, (ii) 1,000 shares of class B common stock, par value $0.001 per share (the “Class B Common Stock”), and (iii) 1,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”).

New Common Stock

Voting Rights. Holders of New Common Stock are entitled to one vote for each share held for the election of directors and on all other matters submitted to a vote of stockholders and do not have cumulative voting rights.

Dividends. Holders of New Common Stock are entitled to receive ratably such dividends, if any, that may be declared by the Company’s board of directors out of funds legally available therefor. Upon the exchange of limited partnership interests in Trump Entertainment Resorts Holdings, L.P. (“TER Holdings”) into New Common Stock pursuant to the Third Amended and Restated Exchange and Registration Rights Agreement (the “Exchange Rights Agreement”), dated as of May 20, 2005, by and among the Company, TER Holdings, Mr. Trump and Trump Casinos, Inc., the Company’s board of directors may pay a special dividend in excess of an aggregate amount of $1 million to holders of New Common Stock, subject to certain terms and conditions.

Liquidation, Dissolution, Winding-Up. Upon the liquidation, dissolution or winding-up of the Company, the holders of New Common Stock and Class B Common Stock are entitled to share ratably, out of the assets of the Company legally available for distribution to its stockholders, to the extent of their par value. After such payment is made, the holders of New Common Stock are entitled to receive ratably the remaining assets of the Company available for distribution.

No Redemption or Other Rights. Holders of New Common Stock have no redemption or conversion rights. Holders of New Common Stock have no preemptive rights to subscribe to any additional securities that the Company may issue, nor is the New Common Stock subject to calls or assessments by the Company.

Fully Paid Shares. All shares of New Common Stock are fully paid and nonassessable.

Sinking Fund Provisions. There is no sinking fund provision with respect to the New Common Stock.

Preferred Stock. The rights, preferences and privileges of holders of New Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Class B Common Stock

Voting. The Class B Common Stock votes together with the New Common Stock as a single class for the election of directors and all other matters submitted to stockholders of the Company, subject to certain terms and conditions. The number of votes represented by the Class B Common Stock equals the number of shares of New Common Stock issuable to the holder upon the exchange of such holder’s limited partnership interests in TER Holdings into New Common Stock pursuant to the Exchange Rights Agreement; provided, however, that if no shares of New Common Stock are outstanding, each holder of Class B Common Stock shall be entitled to one vote for each share of Class B Common Stock. Upon such exchange, the corresponding voting power of shares of Class B Common Stock (equal in voting power to the number of shares of New Common Stock issued upon such exchange) will be proportionately diminished. In addition, the Certificate of Incorporation provides that the Class B Common Stock is entitled to a separate class vote on certain matters with respect to voting, liquidation and dividend rights.

Dividends. Holders of Class B Common Stock are not entitled to the payment of dividends.

Liquidation, Dissolution, Winding-Up. Upon the liquidation, dissolution or winding-up of the Company, the holders of New Common Stock and Class B Common Stock are entitled to share ratably, out of the assets of the Company legally available for distribution to its stockholders, to the extent of their par value. Holders of Class B Common Stock are not entitled to share in the distribution of any remaining assets of the Company available for distribution.

Redemption. Upon the purchase or exchange of all limited partnership interests in TER Holdings held by a holder of Class B Common Stock, the Company shall redeem all shares of Class B Common Stock of such holder at the par value thereof.

Certain Class B Ownership and Transfer Restrictions. Without the prior written consent of certain limited partners of TER Holdings, the Company may not issue any shares of Class B Common Stock to any person other than a holder of limited partnership interests in TER Holdings that are exchangeable for shares of New Common Stock pursuant to the Exchange Rights Agreement. As a condition to the transfer of Class B Common Stock, each transferee of Class B Common Stock shall agree to vote such Class B Common Stock separately as a class, subject to certain terms and conditions.

Fully Paid Shares. All shares of Class B Common Stock are fully paid and nonassessable.

Sinking Fund Provisions. There is no sinking fund provision with respect to the Class B Common Stock.

Preferred Stock. The rights, performances and privileges of holders of Class B Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Preferred Stock

The Company’s Board of Directors is authorized without stockholder approval, subject to applicable law and certain provisions of the Certificate of Incorporation, to issue Preferred Stock in one or more series and fix the number of shares constituting any such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the Preferred Stock, including dividend rights, dividend rate, voting rights, terms of redemption, redemption prices, conversion rights and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of New Common Stock.

Board Composition

Composition as of the Effective Date. Pursuant to the Plan, the Company’s board of directors consisted of nine members as of the Effective Date. Five Class A Directors (Edward D’Alelio, Cezar M. Froelich, Morton E. Handel, Michael A. Kramer and James B. Perry) were nominated by the informal committee (the “TAC Noteholder Committee”) of certain holders of the 11.25% First Mortgage Notes due 2006 of Trump Atlantic City Associates and Trump Atlantic City Funding, Inc., Trump Atlantic City Funding II, Inc. and Trump Atlantic City Funding III, Inc. in connection with the Plan. Three directors (Wallace B. Askins, Don M. Thomas and Donald J. Trump, as Chairman) were nominated by Mr. Trump. The ninth director (James J. Florio) was required to be mutually acceptable to the TAC Noteholder Committee and Mr. Trump.

Classified Board of Directors. The Certificate of Incorporation divides the board of directors into three classes, each having staggered three-year terms. Wallace B. Askins, Edward H. D’Alelio and James J. Florio are serving in the class of directors whose terms will expire at the first annual meeting of stockholders following their election. Don M. Thomas, Cezar M. Froelich and Michael Kramer are serving in the class of directors whose terms will expire at the second annual meeting of stockholders following their election. Mr. Trump, James B. Perry and Morton E. Handel are serving in the class of directors whose terms will expire at the third annual meeting of stockholders following their election.

Donald J. Trump Voting Agreement. On the Effective Date, Mr. Trump entered into a voting agreement (the “Voting Agreement”) with the Company that provides for the continued election of five Class A Directors initially appointed to the board of directors under the Plan (and any person selected by a majority of Class A Directors then serving as directors to fill any vacancy) until the earlier of (i) the date immediately following the date of the sixth annual meeting of the Company’s stockholders following the Effective Date, and (ii) such time as the stockholders of the Company fail to elect Mr. Trump to the Company’s board of directors, subject to certain terms and conditions. Until the Company and TER Holdings terminate Mr. Trump’s services agreement for “Cause,” (i) Mr. Trump has the right to designate up to three directors (along with a ninth director that must be mutually acceptable to Mr. Trump and a majority of Class A Directors), subject to adjustment based on Mr. Trump’s beneficial ownership of shares of the Company’s common stock, and (ii) Mr. Trump will serve on each committee of the Company’s board of directors, other than the compensation committee and audit committee.

State Gaming Laws

New Jersey. In accordance with the requirements of the New Jersey Casino Control Act, the Certificate of Incorporation provides that all securities of the Company are held subject to the condition that, if a holder thereof is found to be disqualified, such holder shall: (i) dispose of his interest in the Company, (ii) not receive any dividends or interest upon any such securities, (iii) not exercise, directly or indirectly or through any trustee or nominee, any right conferred by such securities, and (iv) not receive any remuneration in any form from the casino licensee for services rendered or otherwise. The Certificate of Incorporation further provides that the Company may redeem any shares of the Company’s capital stock held by any person whose holding of shares may cause the loss or non-reinstatement of a governmental license held by the Company. Such redemption shall be at the lesser of fair market value (as defined in the Certificate of Incorporation), the purchase price of such capital stock or such other redemption price as required by the pertinent state or federal law pursuant to which the redemption is required. The Certificate of Incorporation also contains other provisions required by the gaming laws of other jurisdictions.

Indiana. No person may become the beneficial owner of 5% of any class or series of Company’s issued and outstanding capital stock unless such person agrees to provide the Indiana Gaming Commission (the “IGC”) certain information regarding such person, respond to questions proposed by the IGC and consent to a background investigation that may be required by the IGC. In addition, the Company shall not issue or transfer any voting securities or other voting interests except in accordance with the Indiana Riverboat Act. Until such voting securities or other voting interests are owned by persons to be suitable to own them, (i) the Company shall not be required or permitted to pay any dividend or interest with regard to the voting securities or voting interests, (ii) the holder of such voting securities or other voting interests shall not be entitled to vote on any matter as the holder of the voting securities or other voting interests (and such voting securities or other voting securities or other voting interests shall not for any purposes be included in the voting securities or other voting interests of the Company entitled to vote) and (iii) the Company shall not pay any remuneration in any form to such holder (other than dividends and distributions payable pro rata to all such holders).

Provisions Having Possible Anti-Takeover Effects

The Certificate of Incorporation and the By-laws contain provisions that could have anti-takeover effects. These provisions may discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited proposal for a takeover or the restructuring or sale of all or part of the Company. Such provisions may also discourage certain tactics that may be used in proxy fights, and may render the removal of the incumbent board of directors or management more difficult.

Voting Agreement. As described above, the Voting Agreement will determine the composition of the Company’s board of directors for a specified period, subject to certain terms and conditions and applicable law. Such agreement may impede any change of membership in the Company’s board of directors that would effect a change of control.

Classified Board of Directors. As described above, the Certificate of Incorporation has divided the board of directors into three classes, each having staggered three-year terms. Any effort to obtain control of the board of directors by causing the election of a majority of the board may require more time than would be required without a staggered election procedure.

Removal of Directors. The Certificate of Incorporation provides that, subject to the Voting Agreement, directors can be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of capital stock entitled to vote thereon (“Voting Stock”). Subject to the Voting Agreement, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the Board of Directors of the Company may be filled by the remaining directors.

Advance Notice. The By-laws establish an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to certain other matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company at least 10 days but not more than 60 days before the meeting date and must contain certain specified information concerning the matters to be brought before the meeting and the stockholders submitting the proposal.

Amendments to Certificate of Incorporation. The Certificate of Incorporation provides that whenever any vote of Voting Stock is required by law to amend, alter, repeal or rescind any provision thereof, then, in addition to any affirmative vote required by law or any required vote of the holders of Preferred Stock, the affirmative vote of at least a majority of the combined voting power of the then outstanding shares of Voting Stock and approval by at least a majority of the then-authorized number of directors of the Company is required to amend certain provisions of the Certificate of Incorporation; provided, however, that if any such amendment, alteration, repeal, or recission (a “Change”) relates to such amendment provisions, such change must also be approved by the affirmative vote of the holders of at least a majority of the combined voting power of the then-outstanding shares of Voting Stock, voting together as a single class and, if at the time there exists one or more Related Persons (defined in the Certificate of Incorporation), such Change must also be approved by the affirmative vote of the holders of at least a majority of the combined voting power of the Disinterested Shares (defined in the Certificate of Incorporation).

The Certificate of Incorporation provides that the vote(s) required by the immediately preceding provision shall not be required if such Change has been first approved by at least two-thirds of the then-authorized number of directors of the Company and, if at the time there exists one or more Related Persons, by a majority of the Continuing Directors (defined with respect to any Related Person to be any member of the Board who (i) is unaffiliated with and is not the Related Person and (ii) became a member of the Board prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board).

The Certificate of Incorporation provides that the By-laws of the Company may be adopted, altered, amended or repealed by the stockholders or by a majority vote of the entire Board of Directors.

Certain Consents. The Certificate of Incorporation provides that, except as otherwise provided for with respect to the rights of the holders of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Company at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board of Directors of the Company and, if such action involves a “business combination” (defined below), such written consent shall have expressly been approved in advance by the affirmative vote of at least a majority of the Continuing Directors then in office.

Delaware Law and Certain Charter and By-Law Provisions

The Certificate of Incorporation states that the Company is not subject to the provisions of Section 203 of the General Corporation law of Delaware (the “DGCL”). Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% of the corporation’s voting stock.

The Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty, acts not taken in good faith, acts or omissions that involve intentional misconduct or a knowing violation of law or acts from which a director has derived an improper personal benefit. Furthermore, the Certificate of Incorporation and the Company’s By-laws contain provisions to indemnify the Company’s directors and officers to the fullest extent permitted by the DGCL, including payment in advance of a final disposition of a director’s or officer’s expenses and attorneys’ fees incurred in defending any action, suit or proceeding, among other provisions.

DESCRIPTION OF WARRANTS

General

Each Warrant entitles its holder to purchase one share of New Common Stock at an exercise price of $14.60 per share, subject to adjustment as described below. The Warrants are exercisable for an aggregate of approximately 2,207,260 shares of New Common Stock, subject to adjustment as described below. The Warrants expire on May 22, 2006 (the “Expiration Date”).

Exercise

The Warrants may be exercised by surrendering to the Warrant Agent the warrant certificates evidencing the warrants to be exercised with the accompany subscription form duly executed, together with the exercise price. Upon exercise of the Warrants, the Company will cause to be issued and delivered to such holder certificates evidencing the number of shares of New Common Stock to which such holder is entitled. If fewer than all of the Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Warrants.

No fractional shares will be issued upon exercise of the Warrants. The Company will pay the holder of the Warrant an amount in cash equal to the fair market value of any fractional warrant of the business day immediately preceding the date of exercise.

No Rights as Stockholders

Prior to the exercise of Warrants, no holder of Warrants shall be entitled to any rights of a stockholder of the Company, including, the right to vote, to receive dividends or distributions, to exercise any preemptive right or to receive notice of any meetings of stockholders.

Adjustments

The number of warrant shares issuable upon exercise of Warrants and the exercise price will be subject to adjustment in certain events, including an increase in the number of outstanding shares of New Common Stock by stock dividend, share distribution or split up payable in shares of New Common Stock, if the number of outstanding shares of common stock is combined into a smaller number of such shares or upon any other reclassification of shares. In addition, upon certain consolidations or mergers of the Company (i) each Warrant will, at the election of the Company prior to the consummation of each transaction, thereafter be exercisable for the right to receive the amount of securities, cash or other property to which a holder would have been entitled as a result of such consolidation or merger had the warrants been exercised immediately prior thereto and (ii) the person formed by or surviving any consolidation or merger (other than the Company) will assume the obligations of the Company under the Warrants. All such adjustments shall be made to the nearest cent or one-hundredth of a share, as the case may be.

TRANSFER AGENT AND WARRANT AGENT

Continental Stock Transfer and Trust Company will serve as transfer agent for the New Common Stock and warrant agent for the Warrants.

Item 2.	Exhibits.

Exhibit	Description

Exhibit 99.1*	Restated Certificate of Incorporation of Trump Entertainment Resorts, Inc.

Exhibit 99.2**	Amended and Restated By-laws of Trump Hotels & Casino Resorts, Inc.

Exhibit 99.3***	New Class 11 Class A Warrants Agreement, dated as of May 20, 2005, by and between Trump Entertainment Resorts, Inc. and Continental Stock Transfer & Trust Company, as Warrant Agent

*	Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on the date hereof.

**	Filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on the date hereof.

***	Filed as Exhibit 10.14 to the Company’s Current Report on Form 8-K filed with the SEC on the date hereof.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TRUMP ENTERTAINMENT RESORTS, INC.

/s/ JOHN P. BURKE
John P. Burke
Executive Vice President and Corporate Treasurer

Dated: May 26, 2005